November 25, 2024

John R. Buran
Chief Executive Officer
Flushing Financial Corporation
220 RXR Plaza
Uniondale, NY 11556

       Re: Flushing Financial Corporation
           Registration Statement on Form S-3
           Filed November 18, 2024
           File No. 333-283312
Dear John R. Buran:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Gary Simon, Esq.